NO ACT

PE
12-20-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13003960

DIVISION OF
CORPORATION FINANCE

January 8, 2014

Received SEC

JAN 08 2014

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-8-14

Stephanie D. Miller
Baxter International Inc.
stephanie_miller@baxter.com

Re: Baxter International Inc.
Incoming letter dated December 20, 2013

Dear Ms. Miller:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Baxter by Qube Investment Management Inc. We also have received a letter from the proponent dated December 24, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 8, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 20, 2013

The proposal relates to compensation.

There appears to be some basis for your view that Baxter may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Baxter's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Baxter omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Baxter relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


QUBE

24 December 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

RE: Shareholder Proposal Submitted by Qube Investment Management Inc, Pursuant to Rule 14a-8 Under the Securities Exchange Act for Baxter

Dear Sir or Madam:

I trust this letter finds you well.

Qube Investment Management Inc., a Registered Portfolio Management firm in the Canadian Provinces of Alberta and British Columbia, respectfully submits this letter in response to the December submission by Baxter (the "Company") opposing the shareholder proposal made by Qube Investment Management in November of 2013. While we wish for our proposal to be included in the corporate proxy materials of the upcoming Annual Meeting of Shareholders, the Company has requested the opportunity for it to be denied.

We were disappointed that Baxter was unwilling to discuss our proposal prior to the filing of their "no action" request. We believe that the addressing of shareholder concerns is important and critical to maintaining a healthy and confident public market. We also believe that shareholder participation and engagement is a key element missing in today's public markets and it is the board's fiduciary duty to review all shareholder proposals. Our proposal deserves its right to be heard, discussed and voted upon by other shareholders. Without negotiation or dialogue, management has attempted to deny our investors this basic privilege of ownership.

Attached is a custodial letter confirming our ownership position under 14a-8. As public companies today can have millions of shareholders using thousands of intermediaries, we believe that some flexibility has to be allowed in the confirmation of proposal eligibility. Should the company have asked for more information, we would have been more than happy to supply it along with an official report from our custodian showing our shareholdings.

We are eligible to make such a proposal and believe that the use of technical obstacles contrary to the encouragement of an engaged shareholder and healthy market. We believe that such proposals offer a rare opportunity for shareowners to exercise their rights to ensure adequate stewardship of the corporation. That shareholder dialogue is what the annual shareholder's meeting is designed to facilitate.

We want to thank the SEC for the time required to process such matters. Please advise if you have any questions and best regards,

Best regards and Merry Christmas,

Ian Quigley, MBA
Portfolio Manager, QIM
ian@qubeconsulting.ca



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

TD Waterhouse Institutional Services is a division of
TD Waterhouse Canada Inc., a subsidiary of The Toronto-Dominion Bank.
TD Waterhouse Canada Inc. – Member of the Canadian Investor Protection Fund.
®/ The TD logo and other trade-marks are the property of The Toronto-Dominion Bank or a wholly-owned subsidiary, in Canada and/or other countries.





December 20, 2013

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal
Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

I am Corporate Counsel of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Proposal") submitted by Qube Investment Management Inc. (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2014 annual meeting of shareholders (the "2014 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

> filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
>
> concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to five million dollars.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide the information necessary to determine its eligibility to submit a shareholder proposal and pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(f) Because the Proponent has Failed to Provide the Information Necessary to Determine its Eligibility to Submit a Shareholder Proposal.

A. Background

The Proponent provided the Proposal to the Company in a letter dated November 7, 2013, which the Company received on November 7, 2013. See Exhibit A. Upon receiving the Proposal, the Company reviewed the records of its stock transfer agent, and determined that the name of the Proponent did not appear in those records as a registered shareholder. The Company thereafter sought verification from the Proponent of its eligibility with regards to the Proposal. On November 20, 2013, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, the Company sent a letter via electronic mail and Federal Express notifying the Proponent of the requirements of Rule 14a-8, and explaining how the Proponent could remedy the procedural deficiencies associated with the Proposal; specifically, that the Proponent provide the required information necessary to prove the Proponent's eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b), (the "Deficiency Notice"). A copy of the Deficiency Notice is attached to this letter as Exhibit B. Specifically the Deficiency Notice stated:

- That the Proposal did not provide any historical information related to Proponent's ownership of the Company's common stock;
- That the proof of ownership was dated October 21, 2013 and therefore did not address Proponent's ownership as of the date of the Proposal; and
- That the proof of ownership was dated October 21, 2013 but purported to speak to Proponent's ownership as of a future date and there was no way to be certain that no



transactions took place in the interim period that would have changed Proponent's holdings in Company common stock.

The Company received the Proponent's response to the Deficiency Notice on November 22, 2013, which, along with relevant subsequent correspondence, is attached to this letter as Exhibit C. The Proponent attempted to provide the requisite proof of beneficial ownership by furnishing a portion of an account statement by a DTC participant. However, while the document provided lists some eighty two names of persons for whom Proponent claims to act (with various dates and share amounts next to such names), it contains no statement regarding the beneficial ownership of Company shares ***by the Proponent*** as required by Rule 14a-8(b). Rather than provide required proof of its ownership, the Proponent has asked the Company to draw inferences from the documentation furnished. As is amply demonstrated by letters attached to other no-action requests, this particular DTC participant is quite capable of providing proof of ownership in a form that meets the requirements of Rule 14a-8(b) and applicable Staff guidance.

On December 12, 2013, the Company received a letter from the DTC participant, dated December 11, 2013, attesting to the authenticity of the account statement previously furnished by the Proponent. That letter is attached hereto as Exhibit D. In addition to being transmitted more than 14 calendar days after the Notice of Deficiency was received by the Proponent, the letter suffers from the same deficiency mentioned above, namely, that it contains no statement regarding the beneficial ownership of Company shares by the Proponent. While it refers to the Proponent's "continuous ownership," the letter does not address the ownership of any Company shares by the Proponent. Instead, it refers to the "continuous ownership **of funds**" on behalf of clients. Moreover, it does not state the period over which such continuous ownership occurred.

B. The Proponent Failed to Provide the Information Necessary to Determine its Eligibility to Submit a Shareholder Proposal

The Company believes that it may exclude the Proposal under Rule 14a-8(f)(1), because the Proponent failed to provide information regarding its eligibility to submit the Proposal in accordance with Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submits the proposal." The Staff has stated in *Staff Legal Bulletin No. 14* (July 13, 2001) that when a shareholder is not the registered holder of the company's securities, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). Further, the Staff clarified in *Staff Legal Bulletin No. 14F* that the proof of ownership must come from the "record" holder of the shareholder's shares, and that with respect to securities that are held in "street name" and deposited with DTC, only brokers or banks that are DTC participants will be viewed as "record" holders of the securities for the purposes of Rule 14a-8(b)(2)(i). In the Deficiency Notice and subsequent communications, the Company has specifically requested from the Proponent the required information necessary to satisfy the proof of ownership requirement. The Proponent has failed to provide such information.

Baxter

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the proof of beneficial ownership requirements specified in Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency in the proponent's submission and the proponent fails to correct the deficiency within the required time. The Deficiency Notice provided detailed information regarding the requirements to provide the requisite ownership of the Company's securities. See Exhibit B.

The Staff has consistently held that a stockholder proposal may be excluded from a company's proxy materials when the proponent has failed to provide satisfactory evidence of eligibility to submit the shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Yahoo! Inc.* (March 24, 2011) (allowing the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14-8(f) because the proponent failed to supply documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date he submitted the proposal as required by Rule 14a-8(b). *See also, Cisco Systems, Inc.* (July 11, 2011); and *I.D. Systems, Inc.* (March 31, 2011).

The Proponent has failed to provide documentary evidence of its eligibility to submit a shareholder proposal in response to the Company's proper and timely Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(f), and therefore not recommend any enforcement action to the Commission if the Company excludes the Proposal for the reasons stated in this letter.

The Proposal May Be Excluded Under Rule 14a-8(i)(3) because it contains vague and indefinite statements in violation of Rule 14a-9.

The Company believes that it may properly omit the Proposal from the 2014 Proxy Materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite. Rule 14a-8(i)(3) provides, in relevant part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has clarified that a shareholder proposal may be excluded from proxy material under Rule 14a-8(i)(3) if "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify an exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently held that a shareholder proposal involving changes to compensation policies is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions such proposal requires. In particular, companies faced with proposals related to compensation of senior executives have successfully argued for exclusion of such proposals in their entirety if the language of the proposal renders the proposal so vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See, e.g., General Electric Co.* (February 10, 2011) (proposal that senior executives retain a significant percentage of their stock acquired through equity pay programs until two years following the termination of their employment could be excluded because the proposal did not sufficiently explain the meaning of "executive pay rights" and as a result neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires) ("GE"); *Motorola, Inc.* (January 12, 2011) (same) ("Motorola"); *Verizon Communications Inc.* (February 21, 2008) (proposal seeking the adoption of an executive compensation policy incorporating specified new short-and-long-term award criteria was excludable on the basis that the failure to define key terms, set forth formulas for calculating awards or otherwise provide guidance on how the proposal would be implemented meant that shareholders could not know with any reasonable certainty what they are being asked to approve) ("Verizon"); and *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million to "include bonus, perks and stock options" was excludable because it failed to define various terms and gave no indication of how options were to be valued) ("Eastman Kodak").

The Company believes that the Proposal contains materially vague and indefinite statements and is therefore subject to multiple interpretations. As neither the Company nor its shareholders will be able to determine with reasonable certainty what actions or measures the Proposal requires, it is excludable under Rule 14a-8(i)(3). See *GE; Motorola; Verizon; and Eastman Kodak.* The Proposal fails to define the key term "individual total compensation" and fails to explain how to calculate such compensation. Instead of specifically explaining how "individual total compensation" should be defined and calculated, the Proponent leaves the definition of this term open to conjecture.

An analysis of the elements of the Company's equity compensation program illustrates the deficiency inherent in the Proposal. For example, equity awards historically constitute a significant portion of compensation paid to the Company's executives. The Proposal does not indicate whether these awards are to be included in the definition of "individual total compensation" and, if so, how such awards are to be valued for purposes of the calculation. Should the grant date fair value of these awards be included in the calculation or should only the portion recognized for accounting purposes for that year be included? In recent years both equally appropriate methodologies have been prescribed by the Commission's rules. *See SEC Release No. 33-8765* (revising the summary compensation table to require inclusion of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year for equity awards) and *33-9089* (revising the summary compensation table to require inclusion of the full grant date fair value of equity awards for the fiscal year). Similarly, the Proposal does not address whether pension benefits are to be included and, if so, how these are to be valued. The Commission has recognized that inclusion of such benefits can have a distortive effect and accordingly adopted rules that exclude such amounts in calculating the five most highly



compensated executive officers in any particular fiscal year. *See SEC Release No. 33-8732 at page 69.* The above discussion assumes the "individual total compensation" mentioned in the Proposal would be calculated with respect to a particular fiscal year, as the Proposal fails to even specify the period over which such compensation is to be calculated.

As illustrated by the examples above, due to the Proponent's failure to specify the meaning of "individual total compensation" in the Proposal, the Proponent could be asking the Company to limit any one of numerous different calculations of such compensation over an indeterminate period of time. As a result, the Proposal is so inherently vague and indefinite that neither the shareholders in voting on the Proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Thus, the Proposal is excludable under rule 14a-8(i)(3).

CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Proposal from the 2014 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-3216 or by email at stephanie_miller@baxter.com.

Sincerely,

Stephanie D. Miller
Corporate Counsel
Baxter International Inc.

Cc: Qube Investment Management Inc.

Baxter

Exhibit A

THE PROPOSAL

See attached.



November 7, 2013

Corporate Secretary
c/o David Scharff
Baxter International
One Baxter Parkway
Deerfield, Illinois 60015.

RE: Independent Shareholder Proposal

To Whom It May Concern:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since January 2011 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Gross Pay Cap at $5,000,000

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to FIVE MILLION DOLLARS.

SUPPORTING STATEMENT

As a world leader in healthcare Baxter should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371. In the 2013 proxy filing, we found at least four Named Executive Officers (NEO) at Baxter International Inc. earning over TEN MILLION DOLLARS.

It is reasonable to expect a rational link between the compensation programs of all employees worldwide and a *fantastic* concept that any one employee's contribution could be considered so much greater than the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at our annual shareholder's meeting.

Best regards,

Patrick Chor for Ian Quigley

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



TD Waterhouse
TD Waterhouse Canada Inc
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 23, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 7,776 shares of BAXTER INTL INC.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

TD Waterhouse Institutional Services is a division of
TD Waterhouse Canada Inc., a subsidiary of The Toronto-Dominion Bank
TD Waterhouse Canada Inc. – Member of the Canadian Investor Protection Fund
®/ The TD logo and other trade-marks are the property of The Toronto-Dominion Bank
or a wholly-owned subsidiary, in Canada and/or other countries



Baxter

Exhibit B

DEFICIENCY NOTICE

See attached.



David P. Scharf
Corporate Vice President,
General Counsel
and Corporate Secretary

November 20, 2013

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS

Ian Quigley
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
CANADA

Re: Rule 14a-8 Proposal

Dear Mr. Quigley:

On November 7, 2013 we received a letter from you, on behalf of Qube Investment Management Inc. ("Qube"), requesting that Baxter International Inc. ("Baxter" or the "Company") include a proposed resolution addressing certain executive compensation matters in its proxy materials for Baxter's 2014 annual meeting (the "Proposal").

We are sending you this notice as we believe that the proof of ownership that you sent along with the Proposal is deficient under the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which Securities and Exchange Commission regulations require we bring to your attention.

Rule 14a-8(b)(1) under the Exchange Act provides that a shareholder must submit sufficient proof that such shareholder has continuously held at least $2,000 in market value, or 1%, of Baxter's common stock (the class of securities entitled to vote on the proposal at the meeting) for at least one year as of the date the proposal is submitted, and the shareholder must continue to hold those securities through the date of the meeting. We have reviewed the records of the Company and Qube does not appear as a registered owner of Baxter common stock. Therefore, pursuant to SEC Rule 14a-8(b)(2), in order to prove its eligibility, Qube must provide a written statement from the record holder of the shares it beneficially owns verifying that it has continually held the required amount of Baxter common stock for at least one year as of the date of the submission of the Proposal. The SEC recently made clear in its Staff Legal Bulletin No. 14G ("SLB 14G") that it views a "proposal's date of submission as the date the proposal is postmarked or transmitted electronically." As such, Qube's proof of ownership must demonstrate the

Baxter

required ownership for the entire one-year period preceding and including November 7, 2013. We have attached to this letter a copy of SLB 14G for your convenience.

For the following reasons, we view the proof of ownership attached to the Proposal as deficient:

- it does not provide any historical information related to Qube's ownership of Baxter common stock and therefore does not comply with the requirements of Rule 14a-8(b);
- it is dated October 21, 2013 and therefore does not address Qube's ownership as of the date of the Proposal, November 7, 2013 and as such does not comply with the requirements of Rule 14a-8(b); and
- while it is dated October 21, 2013, it speaks to Qube's ownership as of a future date (October 23, 2013) which is problematic as there is no way to be certain that no transactions took place in the interim period that would have changed Qube's holdings in Baxter common stock and therefore we view it as not in compliance with the requirements of Rule 14a-8(b).

SEC Rule 14a-8(f) requires that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked, or transmitted electronically, no later than 14 calendar days from the date of receipt of this letter. If the required corrections are not provided in the required time frame, the Proposal will be excluded from our proxy statement.

If you have any questions with respect to the foregoing, please contact Stephanie Miller, Baxter's Corporate Counsel, Securities and Governance, at (224) 948-3216. Please address any response to David P. Scharf, Baxter International Inc., 1 Baxter Parkway, Deerfield, IL 60015 or to david_scharf@baxter.com with a copy to stephanie_miller@baxter.com.

Sincerely,



David P. Scharf
Corporate Vice President,
General Counsel
and Corporate Secretary

Attachment



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Baxter

Exhibit C

PROPONENT'S RESPONSE TO DEFICIENCY NOTICE AND RELATED CORRESPONDENCE

See attached.

Exhibit C

From: Ian Quigley [ian@qubeconsulting.ca]
Sent: Friday, November 22, 2013 3:21 PM
To: Miller, Stephanie D
Cc: Scharf, David P
Subject: Re: Baxter – Rule 14a-8 Proposal
Attachments: Baxter Custodial Back-up Nov 2013.pdf

Hello Stepanie:

Thank-you for your email. We neglected to include in our submission the custodial back-up report that provides the additional details you require for proof of ownership/proxy. Sorry for the confusion and we look forward to chatting with you about our proposal.

Ian Quigley, MBA
Qube Investment Management Inc.
Qube Benefit Consulting Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

CONFIDENTIALITY CAUTION

This message is intended only for the use of the individual or entity to which it is addressed and contains information that is privileged and confidential. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any disclosure, distribution or copying of this message and any attachments is strictly prohibited. If you have received the message and any attachments in error, please notify the sender immediately, and delete this message and any attachments from your computer system, and refrain from saving or copying this communication or forwarding it to any other recipient, in any form whatsoever.

On Nov 20, 2013, at 4:38 PM, Miller, Stephanie D <stephanie_miller@baxter.com> wrote:

Mr. Quigley—

Please see the attached letter from David Scharf.

Please reach out to me directly with any questions.

Pages 21 through 22 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Miller, Stephanie D

From:	Miller, Stephanie D
Sent:	Wednesday, November 27, 2013 12:56 PM
To:	Ian Quigley
Cc:	Scharf, David P
Subject:	RE: Baxter -- Rule 14a-8 Proposal

Hi Ian—

While I appreciate you sending this back-up, we still do not believe that what you've provided comports with Rule 14a-8 for the same reasons detailed in our letter of November 20, 2013. Even with this back-up report, you have not provided a written statement from the holder of record that Qube Investment Management Inc. has held the requisite number of shares continuously since November 7, 2012 (a year prior to the date of your proposal). I also attach a link to Rule 14a-8 (on the US federal government website) to assist you in complying with this requirement.

Regards,
Stephanie

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Friday, November 22, 2013 3:21 PM
To: Miller, Stephanie D
Cc: Scharf, David P
Subject: Re: Baxter -- Rule 14a-8 Proposal

Hello Stepanie:

Thank-you for your email. We neglected to include in our submission the custodial back-up report that provides the additional details you require for proof of ownership/proxy. Sorry for the confusion and we look forward to chatting with you about our proposal.

Ian Quigley, MBA
Qube Investment Management Inc.
Qube Benefit Consulting Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

CONFIDENTIALITY CAUTION

This message is intended only for the use of the individual or entity to which it is addressed and contains information that is privileged and confidential. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any

Baxter

Exhibit D

DTC PARTICIPANT LETTER

See attached.

Exhibit D



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

TD Waterhouse Institutional Services is a division of
TD Waterhouse Canada Inc., a subsidiary of The Toronto-Dominion Bank.
TD Waterhouse Canada Inc. – Member of the Canadian Investor Protection Fund.
®/ The TD logo and other trade-marks are the property of The Toronto-Dominion Bank or a wholly-owned subsidiary, in Canada and/or other countries.



Pages 26 through 27 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***